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Form 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October, 2002

CONVERIUM HOLDING AG

(Translation of registrant’s name into English)

Baarerstrasse 8
CH-6300 Zug
Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    No

If “Yes” is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CONVERIUM HOLDING AG

By:	/s/ Dirk Lohmann Name: Dirk Lohmann Title: CEO

By:	/s/ Christian Felderer Name: Christian Felderer Title: Group General Counsel

Date: October 3, 2002

Converium Holding AG, Zug

Zug, Switzerland — October 3, 2002 — Converium Holding AG has repurchased shares for Employee Participation Plans.

Converium Holding AG has repurchased 229,476 shares in the period of July 1 through September 30, 2002 on the SWX Swiss Exchange in conjunction with its share delivery obligations under the various Employee Participation Plans.

Converium Holding AG will continue its repurchases of own stock in order to fulfil its share delivery obligations under the various Employee Participation Plans as announced on July 29, 2002.

Enquiries:

Michael Schiendorfer
Media Relations Manager

michael.schiendorfer@converium.com

Phone: +41 (0) 1 639 96 57
Mobile: +41 (0) 79 307 70 50

Zuzana Drozd
Head of Investor Relations
zuzana.drozd@converium.com

Phone: +41 (0) 1 639 91 20
Fax: +41 (0) 1 639 71 20